September 14, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Julie Sherman
Lynn Dicker
Alan Campbell
Tim Buchmiller

Re:	Warby Parker Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on September 9, 2021
CIK No. 0001504776

Ladies and Gentlemen:
On behalf of Warby Parker Inc. (the “Company”), we are hereby filing Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 2”). The Company previously filed Amendment No. 1 to the Registration Statement with the Securities and Exchange Commission (the “Commission”) on September 9, 2021 (“Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on September 13, 2021 from the staff of the Commission (the “Staff”).
For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.
Cover Page

1.We note your disclosure here and in other locations that the Co-Founders and Co-Chief Executive Officers will hold outstanding shares of your Class B common stock, and exercise voting control over shares of your Class A common stock, representing a total of approximately 48% of the voting power of your outstanding capital stock and that as a result, Mr. Blumenthal and Mr. Gilboa will be able to exercise significant influence, and may be able to exercise significant control in the future, over actions requiring the approval of your stockholders, including the election of your board of directors, the adoption of amendments to your Amended Charter and Amended Bylaws and the approval of any merger, consolidation, sale of all or substantially all of your assets or other major corporate transaction. Please revise this disclosure, and your similar disclosure throughout, to also indicate, if true, that Mr. Blumenthal and Mr. Gilboa will be able to control such actions if they exercise their outstanding options exercisable for additional shares of your Class B stock and chose to act together on such actions.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and pages 12, 14, 67, and 122 of Amendment No. 2.
* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Neil Blumenthal, Co-Chief Executive Officer, Warby Parker Inc.
Dave Gilboa, Co-Chief Executive Officer, Warby Parker Inc.
Stelios G. Saffos, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP